SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ISSUES US$ 725 MILLION EXPORT PREPAYMENT FACILITY

São Paulo, Brazil, October 9, 2008 - Braskem (BOVESPA: BRKM3, BRKM5, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces the successful completion of an export prepayment facility in the amount of US$ 725 million, exceeding Braskem's initial estimate of US$ 500 million. This transaction concluded the take out of the bridge loan of US$ 1.2 billion raised to acquire the petrochemical assets of the Ipiranga Group in 2007. In May this year, the Company had already issued US$ 500 million in Eurobonds.

The conclusion of this facility amidst the uncertain economic scenario confirms the market's approval of the Ipiranga Petroquímica and Copesul acquisitions and the perceived value-generation potential of such acquisitions.

Braskem concluded this 5 year-transaction under very competitive terms, with a cost of Libor + 1.75% p.a., and a 3-year grace period. Interest for the first 6 months was agreed at an adjusted Libor of 5.016% p.a., reflecting current market conditions and the disparity between the interbank loan rates and Libor.

“The success of this transaction reflects the confidence of the international banking market in the fundamentals of the Brazilian economy, as well as in Braskem, especially its credit quality, based on strong leadership in the domestic market, large industrial base, consistent cashflow from operations and comfortable debt profile”, says Carlos Fadigas, CFO and Investor Relations.

The transaction was structured by the Calyon, Citibank and Santander banks. In addition, a pool of 16 financial institutions participated in the deal.

After this transaction, Braskem’s average debt term is 11 years, with annual payments below the Company's estimated cash generation capacity.

Braskem's exports, which totaled US$ 2.2 billion in the last 12 months, will be partially used to pay this transaction. The Company exports to more than 40 countries in all the continents and has its own market development and distribution operations in Europe, USA, Argentina and Chile.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the third largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil, and has an annual production capacity of 11 million tons of petrochemical and chemical products.

Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements. Braskem is not responsible for investment operations or decisions based on the information contained in this document.

For further information, visit our website www.braskem.com.br/ri or contact the IR team:

Luiz Henrique Valverde	Luciana Ferreira	Rodrigo Maia
IR Director	IR Manager	IR Specialist
Tel: (55 11) 3576 9744	Tel: (55 11) 3576 9178	Tel: (55 11) 3576 9410
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br	rodrigo.maia@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.